1108-1030 West Georgia Street, Vancouver, BC Canada V6E 2Y3 Toll Free 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD REPORTS QUARTERLY RESULTS
Including initial Production and Revenue from the Burnstone Mine

May 17, 2011, Vancouver, BC - Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) reports results for the quarter ending March 31, 2011 The Company will file its interim financial statements for Q1 2011 on May 16, 2011 and will hold an earnings call on May 17, 2011 at 9 am (EST).

Highlights for the quarter include:

  Completion of all the main capital projects at Burnstone with maiden revenue recognized.
  Improvement of recoveries at Esmeralda plant.
  Continued decrease in loss from operating activities as revenues from both projects increase.
  Hollister operation removed from MSHA’s1 potential pattern of violation watch list (see release March 23, 2011).
  Successful completion of a $86 million bought deal public offering (which included exercise of the underwriters’ 15 percent over-allotment right) at a record high price for a Great Basin offering of common equity.
  Completed Credit Agreement with a major international bank for a US$70 million term loan financing to allow repayment of the high cost 2008 Senior Secured Notes.

Revenue of $26.4 million from the sale of 17,324 Au eqv oz from our Nevada operations as well as 2,794 Au oz from our South African operations was recorded for the quarter. Approximately 11,000 Au eqv oz delivered to refiners were not included in sales (approximately $15 million in revenue) for the quarter due to the transfer of ownership to the buyer only taking place in April. The delay in recognizing revenue from the Nevada operations had a negative impact on the earnings for the quarter. Loss from operating activities significantly improved from the $6.6 million loss recorded in the comparable quarter in 2010 to a loss of $827 thousand recorded in Q1 2011. The net loss for the quarter of $20.3 million was impacted by the fair value charges attributable to the mark-to-market of the zero cost collar hedge programs ($6.0 million) as well as the settlement loss recognized on repayment of the Senior Secured Notes ($8.8 million). The loss for the quarter was $0.05 per share.

The Company closed an $86 million bought deal public offering on February 23, 2011 with the proceeds from this transaction mainly being utilized for working capital requirements during the production build-up at the Burnstone Mine. A US$70 million Term Loan facility was also closed on March 16, 2011 with the proceeds being utilized to settle the Senior Secured Notes. The Company had $68 million in cash reserves on March 31, 2011.

Burnstone

At Burnstone, the Metallurgical Plant as well as all other major capital projects were commissioned during January 2011. 5,511 gold ounces (Au oz) were recovered during the quarter with 2,794 oz sold to record maiden revenue of $3.8 million. Cash production cost2 per tonne was $68 (ZAR490) for the quarter, which is in-line with the planned cost during production build-up. Ounces recovered were predominantly from development ore processed, which includes more dilution than stoped material and negatively impacts on the mill head grade. This lower head grade also impacts on recoveries, with 83% recovery achieved for the quarter on the 0.03 Au oz/t (1.03 g/t) head grade. Recoveries are expected to improve to the planned 95% as the head grade increases. The impact of the lower head grade is reflected in the cash production cost per ounce of $1,344 (ZAR 9,555) recorded for the quarter. The Metallurgical Plant is performing in line with the production build-up plan with 199,878 tonnes processed during the quarter.

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1 Mine Safety and Health Administration
2 Cash production cost is a non-GAAP measure and is calculated by deducting non-cash charges from production costs (refer to section 12.2 of Management’s Discussion and Analysis filed with the Q1 Financial Statements)

Ore tonnes to surface increased steadily throughout the quarter in line with the increase in development meters. Development rates are planned to increase from a monthly average of 3,300 ft (1,000 meters) in Q1 2011 to 10,000 ft (3,000 meters) by the end of Q4 2011. The majority of ore tonnes for the quarter came from low profile on-reef development, with only 26% of contained ounces extracted from stoping. Congestion underground and the ability to clean the material from stopes and development ends still remain a challenge while development work is continuing around the vertical shaft on 40 and 41 levels. Additional travel ways and material handling systems around the shaft bottom are being developed to enable maximum hoisting through the vertical shaft which will alleviate the congestion and improve cleaning time.

Mechanized development continued with 3,288 meters being developed during the quarter against a plan of 3,600 meters, bringing the total development for the project to date to 12,402 meters, of which 6,855 meters are on-reef. Progress with long hole stoping remains encouraging: efficiencies of the teams are improving on a monthly basis. Dilution is well managed and the teams have shown that they can stope at the required rate given the availability of stopes and the ability to clean the material. Long hole stoping commenced in the C Middle block in early May 2011; a more competent footwall in this area resulted in further improvements in dilution and grade control.

Hollister

Hollister maintained the momentum from Q4 2010 by recording 17,324 gold equivalent3 ounces (Au eqv oz) in sales during the quarter, with an additional 11,000 Au eqv oz delivered to the refiner by quarter end that has not been included in sales. During the continuing installation of the acid regeneration system at the Esmeralda Mill, loaded carbon is being sent to the refiner instead of doré, resulting in a timing delay of when the revenue on these ounces can be recognized. In total, approximately 28,500 Au eqv oz were delivered to the refiner during the quarter. Notwithstanding the delay caused in recognizing the revenue on carbon sent to the refiner, the strategy of introducing new carbon delivered the planned results, with Au recoveries increasing to an average of 88% during the quarter. The program to continuously replace carbon commenced in February 2011 and since then, Au recoveries have exceeded 90%, with Ag recoveries exceeding 70%. The Esmeralda Mill treated 21,634 tonnes during the quarter with an average head grade of approximately 1 Au eqv oz/t (32.15 Au eqv g/t). Cash production costs for the quarter were 3% lower quarter on quarter at $670 per Au eqv oz and are still impacted by the lower recoveries and the additional costs incurred in replacing carbon. The installation of the acid regeneration system is planned for completion in Q3 2011.

During the quarter fifteen boreholes were completed testing the extensions of Blanket zone mineralization exposed by trial mining at 3000N 1E; assays from nine boreholes are still awaited. The drilling is indicating structural cutoffs of this mineralization in-line with the structures controlling the Clementine #18 vein pay shoot below. The evaluation strategy for the Blanket zone mineralization is being modified as mining and drilling advance. It is clear that the bulk sampling of exposures is proving to be more accurate in evaluating the variable extent of the bonanza grade mineralization. The close relationship of the development of bonanza grades with underlying high grade “pay-shoot” epithermal veins is becoming evident. As a consequence, the Blanket drilling program is being modified and extended to test other targets within the mine development.

Ferdi Dippenaar, Great Basin Gold President and CEO, commented:

“With the successful completion of the Burnstone Mine commissioning, our focus in 2011 has changed from construction to production. Despite experiencing the usual challenges with bringing a new mine into production, good overall progress is being made with increasing rates of development and production.

The Nevada operations continued to show improvements in a number of areas during the quarter, notably on ounces recovered through trial mining as well as the improved recoveries at our Esmeralda Mill. Mining of the Blanket Zone continued with a total of 2,961 tons mined to date which, at grades of 3.75 Au oz/t and 6.55 Ag oz/t, resulted in 11,382 Au eqv ounces being extracted. Indications are that a number of these lenses of mineralization will be encountered above the high grade zones of the underlying veins. Following the receipt of the necessary approvals, surface exploration to possibly extend the current Hollister vein system to the Hatter Graben area is planned to recommence in Q3 2011.”

Johan Oelofse, Pr.Eng., FSAIMM, Chief Operating Officer of Great Basin Gold, and Phil Bentley, PrSciNat, Vice President: Geology & Exploration, Qualified Persons as defined by regulatory policy, have reviewed and assumed responsibility for the technical information contained in this release.

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3 Au eqv oz is calculated based on metal prices of US$1,325/oz for Au and US$30/oz for Ag.

For additional details on Great Basin Gold and its gold properties, as well as further particulars about the financial and operational update, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	27 (0) 11 301 1800
Michael Curlook in North America	1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA	(646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This document contains “forward-looking statements” that were based on Great Basin’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;

uncertainties related to Technical Reports that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
expected effective future tax rates in jurisdictions in which our operations are located;
the protection of the health and safety of mine workers; and
mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Great Basin Gold, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates or opinions should change except as required by law.

Cautionary Note regarding Non-GAAP Measurements

Cash production cost per ounce/tonne is a not a generally accepted accounting principles ("GAAP") based figure but rather is intended to serve as a performance measure providing some indication of the mining and processing efficiency and effectiveness. It is determined by dividing the relevant mining and processing costs including royalties by the ounces produced/tonnes milled in the period. There may be some variation in the method of computation of "cash production cost per ounce/tonne" as determined by the Company compared with other mining companies. Cash production costs per ounce/tonne may vary from one period to another due to operating efficiencies, waste to ore ratios, grade of ore processed and gold recovery rates in the period. We provide this measure to our investors to allow them to also monitor operational efficiencies. As a Non-GAAP Financial Measure cash production costs should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There is material limitations associated with the use of such Non-GAAP measures.